Exhibit 21.1

SUBSIDIARIES OF MRS. FIELDS FAMOUS BRANDS, LLC

The subsidiaries of Mrs. Fields Famous Brands, LLC* and their respective state or jurisdiction of incorporation or organization are as follows:

Mrs. Fields Financing Company, Inc.	Delaware

Mrs. Fields Franchising, LLC	Delaware

Great American Cookie Company Franchising, LLC	Delaware

Pretzelmaker Franchising, LLC	Delaware

Pretzel Time Franchising, LLC	Delaware

Great American Manufacturing, LLC	Delaware

TCBY Systems, LLC	Delaware

The Mrs. Fields= Brand, Inc.	Delaware

Mrs. Fields Gifts, Inc.	Utah

Mrs. Fields Cookies Australia	Utah

TCBY International, Inc.	Utah

TCBY of Texas, Inc.	Texas

Each of these subsidiaries does business under its respective corporate name.

*Excludes certain indirect subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary as of the end of fiscal year 2005.